The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated June 7, 2016

June , 2016	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Return Notes Linked to the Alerian MLP Index due June 29, 2018

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek who seek unleveraged exposure to the Alerian MLP Index and monthly interest payments payable at a rate of at least 7.00% per annum (or at least 0.58333% per month) over the term of the notes.
•	Investors should be willing to forgo dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about June 27, 2016 and are expected to settle on or about June 30, 2016.
•	CUSIP: 46646EGK2

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $2.50 per $1,000 principal amount note, and in no event will these selling commissions exceed $6.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $988.80 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement no.     to product supplement no. 4-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Index: The Alerian MLP Index (Bloomberg ticker: AMZ)

Interest Payments: You will receive on each Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to at least $5.8333 (equivalent to an Interest Rate of at least 7.00% per annum, payable at a rate of at least 0.58333% per month) (to be provided in the pricing supplement).

Interest Rate: At least 7.00% per annum, payable at a rate of at least 0.58333% per month (to be provided in the pricing supplement)

Pricing Date: On or about June 27, 2016

Original Issue Date (Settlement Date): On or about June 30, 2016

Interest Payment Dates*: August 1, 2016, September 1, 2016, September 30, 2016, November 1, 2016, December 1, 2016, December 30, 2016, February 1, 2017, March 2, 2017, March 30, 2017, May 2, 2017,June 2, 2017, June 30, 2017, August 1, 2017, August 31, 2017, October 2, 2017, November 1, 2017, November 30, 2017, January 2, 2018, February 1, 2018, March 2, 2018, April 2, 2018, May 2, 2018, June 1, 2018 and the Maturity Date

Observation Date*: June 26, 2018

Maturity Date*: June 29, 2018

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

At maturity, in addition to the final Interest Payment, you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Final Value is less than the Initial Value, you will lose some or all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Return Notes Linked to the Alerian MLP Index

Hypothetical Payout Profile

Total Interest Payments

The total Interest Payments per $1,000 principal amount note over the term of the notes based on a hypothetical Interest Rate of 7.00% per annum is $140.00. The actual Interest Rate will be provided in the pricing supplement and will be at least 7.00% per annum.

Total Payouts on the Notes

The following table illustrates the hypothetical payment at maturity on the notes linked to a hypothetical Index. The hypothetical payments set forth below reflect the Interest Rate of 7.00% per annum and assume the following:

•	an Initial Value of 100.00; and
•	an Interest Rate of 7.00% per annum, payable at a rate of 0.58333% per month.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total payout set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Payment at Maturity(1)		Total Interest Payments		Total Payments on the Notes
200.00	100.00%	$2,000.00	+	$140.00	=	$2,140.00
190.00	90.00%	$1,900.00	+	$140.00	=	$2,040.00
180.00	80.00%	$1,800.00	+	$140.00	=	$1,940.00
170.00	70.00%	$1,700.00	+	$140.00	=	$1,840.00
160.00	60.00%	$1,600.00	+	$140.00	=	$1,740.00
150.00	50.00%	$1,500.00	+	$140.00	=	$1,640.00
140.00	40.00%	$1,400.00	+	$140.00	=	$1,540.00
130.00	30.00%	$1,300.00	+	$140.00	=	$1,440.00
120.00	20.00%	$1,200.00	+	$140.00	=	$1,340.00
115.00	15.00%	$1,150.00	+	$140.00	=	$1,290.00
110.00	10.00%	$1,100.00	+	$140.00	=	$1,240.00
105.00	5.00%	$1,050.00	+	$140.00	=	$1,190.00
100.00	0.00%	$1,000.00	+	$140.00	=	$1,140.00
95.00	-5.00%	$950.00	+	$140.00	=	$1,090.00
90.00	-10.00%	$900.00	+	$140.00	=	$1,040.00
86.00	-14.00%	$860.00	+	$140.00	=	$1,000.00
85.00	-15.00%	$850.00	+	$140.00	=	$990.00
80.00	-20.00%	$800.00	+	$140.00	=	$940.00
70.00	-30.00%	$700.00	+	$140.00	=	$840.00
60.00	-40.00%	$600.00	+	$140.00	=	$740.00
50.00	-50.00%	$500.00	+	$140.00	=	$640.00
40.00	-60.00%	$400.00	+	$140.00	=	$540.00
30.00	-70.00%	$300.00	+	$140.00	=	$440.00
20.00	-80.00%	$200.00	+	$140.00	=	$340.00
10.00	-90.00%	$100.00	+	$140.00	=	$240.00
0.00	-100.00%	$0.00	+	$140.00	=	$140.00

(1) Excluding final Interest Payment

PS-2 | Structured Investments Return Notes Linked to the Alerian MLP Index

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity, in addition to the final Interest Payment, the $1,000 principal amount plus a return equal to the Index Return.

•	If the closing level of the Index increases 10.00%, investors will receive at maturity, in addition to the final Interest Payment, a 10.00% return, or $1,100.00 per $1,000 principal amount note. Assuming a hypothetical Interest Rate of 7.00% per annum, when added to the Interest Payments received over the term of the notes, the total payment on the notes over the term of the notes will be $1,240.00 per $1,000 principal amount note.

Par Scenario:

If the Final Value is equal to the Initial Value, investors will receive at maturity, in addition to the final Interest Payment, the $1,000 principal amount plus a return equal to the Index Return, or $1,000.00.  Assuming a hypothetical Interest Rate of 7.00% per annum, when added to the Interest Payments received over the term of the notes, the total payment on the notes over the term of the notes will be $1,140.00 per $1,000 principal amount note.

Downside Scenario:

If the Final Value is less than the Initial Value, investors will receive at maturity, in addition to the final Interest Payment, the $1,000 principal amount plus a return equal to the Index Return.  Investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	If the closing level of the Index declines 50.00%, investors will lose 50.00% of their principal amount and, in addition to the final Interest Payment, receive only $500.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

Assuming a hypothetical Interest Rate of 7.00% per annum, when added to the Interest Payments received over the term of the notes, the total payment on the notes over the term of the notes will be $640.00 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value of either Index is less than its Initial Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

PS-3 | Structured Investments Return Notes Linked to the Alerian MLP Index

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE INDEX REFLECTS ONLY THE PRICE PERFORMANCE OF THE MASTER LIMITED PARTNERSHIPS INCLUDED IN THE INDEX —

The Index is a price return index, the performance of which is based only on the price performance of the equity securities included in the Index, without reflecting any dividends or other distributions on these equity securities.  The equity securities included in the Index are master limited partnerships (“MLPs”) that make quarterly distributions of all available cash.  As a result, excluding dividends or distributions on these MLPs will likely exclude a significant portion of these MLPs’ overall performance and will reduce, possibly significantly, the level of the Index.  While the Index, and therefore the notes, do not provide any exposure to the dividends or distributions on these MLPs, the prices of these MLPs, and therefore the level of the Index, may decrease in correlation with any reduction in their distributions, which may adversely affect the value of the notes and any payment on the notes.

•	ENERGY MLP MARKET RISKS MAY AFFECT THE AMOUNT YOU WILL RECEIVE AT MATURITY —

We expect that the Index will fluctuate in accordance with changes in the financial conditions of the issuers of the equity securities included in the Index and certain other factors.  The financial conditions of the issuers of those equity securities may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the level of the Index and thus the return on the notes at maturity.

•	THE INDEX COMPONENTS ARE CONCENTRATED IN THE ENERGY INDUSTRY —

Most of the equity securities included in the Index are MLPs that have been issued by companies whose primary lines of business are directly associated with the energy industry, including the oil and gas sector. In addition, many of the MLPs included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The MLPs in the energy industry are significantly affected by a number of factors including:

•	worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;
•	changes in tax or other laws affecting master limited partnerships generally;
•	regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;
•	changes in the relative prices of competing energy products;
•	the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;
•	decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;
•	risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;
•	uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and
•	general economic and geopolitical conditions in the United States and worldwide.

These or other factors or the absence of such factors could cause a downturn in the energy industry generally or regionally and could cause the value of some or all of the equity securities included in the Index to decline during the term of the notes. For example, the equity securities then included in the Index suffered significant negative performance in 2014 and 2015 while the broader U.S. equities markets achieved positive returns for the same period.

PS-4 | Structured Investments Return Notes Linked to the Alerian MLP Index

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Interest Rate.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-5 | Structured Investments Return Notes Linked to the Alerian MLP Index

The Index

The Index is intended to be a gauge of large- and mid-capitalization energy-oriented MLPs. For additional information about the Index, see “Annex A” in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 7, 2011 through June 3, 2016. The closing level of the Index on June 6, 2016 was 316.99. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat (i) the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences – Tax Consequences to U.S. Holders – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement, and (ii) the Interest Payments with respect to the notes as ordinary income.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes (not including any Interest Payments or any sale proceeds treated as attributable thereto) should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.

The notes may be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term.  It is not clear how the "net underlying long-term capital gain" should be determined under Section 1260 in the case of an instrument, like the notes, the underlying index with respect to which is rebalanced periodically.  One reasonable possibility is that long-term capital gain

PS-6 | Structured Investments Return Notes Linked to the Alerian MLP Index

realized on a sale or exchange of a note could be recharacterized as ordinary income, and subject to a notional interest charge, to the extent it exceeds the amount of long-term capital gain you can establish would have been realized if you had invested directly in the Index components on the Initial Issue Date and rebalanced your portfolio as and when the Index rebalanced.

If the notes are treated as “constructive ownership transactions,” it is possible that the impact of the application of those rules might be relatively small, assuming that the Index components comply with their stated distribution policies, that current coupons on the notes are treated as ordinary income consistent with the position being taken herein, and that the turnover of the Index components upon rebalancing of the Index is relatively small.  In this event, it is possible that you might not be required to recognize amounts of long-term capital gain significantly in excess of the "net underlying long-term capital gain" that you would have recognized if you had invested directly in the Index components on the Initial Issue Date and rebalanced your portfolio as and when the Index rebalanced.  However, for a number of reasons, including among others because we have no control over the events described above, and because the constructive ownership rules would, assuming they applied, require you to prove by clear and convincing evidence that your long-term capital gain does not in fact exceed the long-term capital gain that you would have recognized if you had invested directly in the Index components, there can be no assurance that some or all of the long-term capital gain that you recognize on a sale or exchange of the notes will not be subject to recharacterization under Section 1260.  Our special tax counsel has not expressed an opinion with respect to whether or how the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  (In the case of the notes, any such accrual, if required, could result in your recognizing income in excess of the Interest Payments.)  The notice also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

The IRS could assert that under certain circumstances a “deemed” taxable exchange has occurred on one or more Index rebalancing dates.  If the IRS were successful in asserting that a taxable exchange has occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of the note exceeds your tax basis therein.  Subject to the application of the constructive ownership regime described above, any gain recognized on a deemed exchange should be capital gain.

Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Interest Payments is uncertain, and although we believe it is reasonable to take a position that Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Non-U.S. holders should also note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” will apply to amounts treated as interest or other “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes paid with respect to the notes. Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

PS-7 | Structured Investments Return Notes Linked to the Alerian MLP Index

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “Annex A” in this pricing supplement for a description of the market exposure provided by the notes.

PS-8 | Structured Investments Return Notes Linked to the Alerian MLP Index

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-9 | Structured Investments Return Notes Linked to the Alerian MLP Index

Annex A

The Alerian MLP Index

We have derived all information contained in this pricing supplement regarding the Alerian MLP Index (the “Index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources, without independent verification. This information reflects the policies of and is subject to change by GKD Index Partners LLC (“GKD” or the “Index Sponsor”) and S&P Dow Jones Indices LLC (“S&P”). The Index is calculated, maintained and published by S&P in consultation with the Index Sponsor. Neither the Index Sponsor nor S&P has any obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is a price-return index calculated on a real-time basis beginning when the first traded price of any of the Index constituents is received by S&P. Prices are delivered to the New York Stock Exchange (“NYSE”) every 15 seconds and subsequently published to data vendors under the ticker symbol “AMZ.”

The Index is intended to be a gauge of large- and mid-capitalization energy-oriented Master Limited Partnerships, or MLPs. The Index is calculated using a float-adjusted, capitalization-weighted methodology and captures approximately 85% of the float-adjusted market capitalization. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage or transportation of any mineral or natural resource. The Index began publishing on June 1, 2006. In addition, S&P has calculated over 11 years of hypothetical historical index data based upon the application of the Index methodology described herein. Relevant data points, such as dividend yield, are also published daily. MLPs are added or removed by the Index Sponsor based on the methodology described below.

Constituent Criteria

A non-constituent will be added to the Index only during (a) the quarterly rebalancing process if it meets all criteria, or (b) the special rebalancing process if it (i) is acquiring the constituent that is being removed, and (ii) meets all criteria. A constituent will remain in the Index if it continues to meet the first five criteria and has an adjusted market capitalization (“AMC”) greater than or equal to 80% of the AMC of the smallest company in the top 95% of total energy MLP float-adjusted market capitalization. Constituents will only be removed from the Index for failing to meet criteria during the quarterly rebalancing process. A non-constituent that has entered into a merger agreement to be acquired is not eligible to be added to the Index.

The inclusion criteria are set forth below. The MLP must:

•	be a publicly traded partnership or limited liability company (“LLC”);
•	earn the majority of its cash flow from qualifying activities involving energy commodities. These activities include pipeline transportation, gathering and processing of energy commodities, storage of energy commodities, production and mining, marketing, marine transportation, services, catalytic conversion, mineral interest, refining and regasification;
•	represent the primary limited partner or interests of a partnership or LLC that is an “operating company.” This definition is meant to exclude, among others, the following types of securities: general partnerships, i-units, preferred units, exchange-traded products, open-end funds, closed-end funds and royalty trusts;
•	have declared a distribution for the trailing two quarters;
•	have a median daily dollar trading volume of at least $2.5 million for the six-month period preceding the data analysis date; and
•	have an AMC in the top 95% of total energy MLP float-adjusted market capitalization.

These criteria are reviewed regularly.

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Index Calculation

Units Outstanding

Units included in the calculation of units outstanding include, but are not limited to, common units, subordinated units, special class units and paid-in-kind units. Units excluded from the calculation of units outstanding are general partner units, management incentive units and tradeable, non-common units.

The number of units outstanding generally reflects that which is represented by the latest annual or quarterly report, unless otherwise indicated by a press release or Securities and Exchange Commission document filed pursuant to a transaction. The following is a non-exhaustive list of qualifying transactions and the point at which they are reflected in a security’s units outstanding.

Qualifying Transaction	Reflected in Units Outstanding
Follow-on public equity offerings	Time of pricing
Over-allotment option exercises	Earlier of time of press release or current report
Private investments in public equity (“PIPEs”)	Time of closing
Unit repurchases	Earlier of time of press release or current report
At-the-market (“ATM”) equity offerings	As reported in periodic reports, prospectuses or proxies

Investable Weight Factors

A security’s investable weight factor (“IWF”) is calculated as follows:

(Units outstanding – Non-common units – Unregistered common units – Insider-owned common units)
Units outstanding

For the purposes of this calculation, insider-owned common units are those which are included in “Security Ownership of Certain Beneficial Owners and Management” of a company’s latest annual report or proxy. This number is frequently expressed as, or is similar to, “All directors and named executive officers as a group,” plus common units owned by general partners (“GPs”) and/or persons or entities with board representation. Though insiders file Form 4 and Schedule 13 to indicate changes to their ownership position between annual reports and proxies, they are not factored into the calculation. Other documents (such as press releases, 8-Ks and prospectus supplements) indicating changes to ownership by a GP are factored into the calculation immediately.

The IWF for each constituent is applied to the total outstanding units of such constituent to determine the free-float units to be included in the calculation of the Index.

Calculation of the Index

The Index is calculated by S&P according to the following equations:

•	Initial Divisor = Base Date Index Market Capitalization / 100
•	Index Value = Index Market Capitalization / Divisor
•	Post-Rebalance Divisor = Post-Rebalance Index Market Capitalization / Pre-Rebalance Index Value

The base date for the Index is December 29, 1995, with a base value of 100.

Index Market Capitalization is equal to the sum of the free-float market capitalization of the constituents of the Index. The free-float market capitalization of each constituent is equal to the price of one unit of the constituent multiplied by the free-float adjusted units (“Share Weight”) of the constituents. The Share Weight of a constituent is equal to the total outstanding units of the constituents multiplied by the IWF of the constituents.

Index Rebalancings

Index rebalancings fall into two groups: quarterly rebalancings and special rebalancings. Quarterly rebalancings occur on the third Friday of each March, June, September and December, and are effective at the open of the next trading day. In the event

PS-11 | Structured Investments Return Notes Linked to the Alerian MLP Index

that the major US exchanges are closed on the third Friday of March, June, September or December, the rebalancing will take place after market close on the immediately preceding trading day.

Data relating to constituent eligibility, additions and deletions are analyzed as of 4:00 p.m. EST on the last trading day of February, May, August and November. Each constituent’s Index shares are then calculated according to its proportion of the total float-adjusted market capitalization of all constituents and assigned after market close on the quarterly rebalancing date. Since Index shares are assigned based on prices on the last trading day of February, May, August and November, the weight of each constituent on the quarterly rebalancing date may differ from its target weight due to market movements.

The Index does not account for cash distributions.

Special rebalancings are triggered by corporate actions and will be implemented as practically as possible on a case-by-case basis. Generally, in a merger between two or more Index constituents, the special rebalancing will take place one full trading session after the constituent’s issuance of a press release indicating all needed merger votes have passed. If the stock is delisted before market open on the day after all needed merger votes have passed, the delisted security will trade at the conversion price, including any cash consideration. Data relating to the selection of a replacement constituent are compiled and analyzed as of 4:00 p.m. EST two trading days prior to the last required merger vote. Only the units outstanding and IWFs of new and surviving constituents in a merger-related special rebalancing will be updated to reflect the latest information available. Index shares are then calculated to the weighting scheme above and assigned after market close on the rebalancing date.

Holiday Schedule

The Index is calculated when US equity markets are open.

Index Governance

An independent advisory board of MLP and energy infrastructure executives, legal partners and senior financial professionals reviews all methodology modifications and constituent changes to ensure that they are made objectively and without bias. The board is composed of a minimum of five members, all of whom must be independent. The Chief Executive Officer of GKD presents to the board on a quarterly basis, on the Thursday prior to the second Friday of each March, June, September and December. A board book is distributed in advance of each meeting so that board members have the ability to review proposed Index changes, if any, and the supporting data and Index rules and regulations prior to the meeting. GKD considers information regarding methodology modifications and constituent changes to be material and that those modifications and changes can have an impact on the market. Consequently, all board discussions are confidential.

Data Integrity

GKD uses various quality assurance tools to monitor and maintain the accuracy of its data. While every reasonable effort is made to ensure data integrity, there is no guarantee against error. Adjustments to incorrect data will be handled on a case-by-case basis depending on the significance of the error and the feasibility of a correction. Incorrect intraday ticks of the Index resulting from data errors will not be corrected.

License Agreement

We expect to enter into a license agreement with the Index Sponsor providing for the license to us, in exchange for a fee, of the right to use the Index, which is owned by the Index Sponsor, in connection with certain securities, including the notes.

We expect the license agreement between the Index Sponsor and us to provide that the following language must be set forth in this pricing supplement:

“Alerian MLP Index, Alerian MLP Total Return Index, Alerian MLP Infrastructure Index and Alerian MLP Select Index are trademarks of GKD Index Partners, LLC and their use is granted under a license from GKD Index Partners, LLC.”

All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by GKD Index Partners, LLC in consultation with Alerian, without independent verification.

PS-12 | Structured Investments Return Notes Linked to the Alerian MLP Index